FILED PURSUANT TO RULE 424(b)(3)
REGISTRATION NO. 333-130817
PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED JUNE 1, 2006

13,355,000 SHARES

SURGE GLOBAL ENERGY, INC.

COMMON STOCK

This prospectus supplement provides updated information to certain sections set forth in the prospectus dated June 1, 2006 relating to the resale of the shares of our common stock by the selling stockholders identified in the prospectus. You should read both this prospectus supplement and the prospectus before investing in our securities.

The date of this prospectus supplement is November 9, 2006.

Below is an additional risk factor for risks related to our company under the “Risk Factors” section beginning on page 3 of the prospectus.

We are and may continue to be involved in litigation and other disputes.

Our business and operations may subject us to claims, litigation and other proceedings brought by private parties and governmental authorities. We are currently involved in a contract dispute with Dynamo Energy Corporation, a Canadian corporation ("Dynamo"), in connection with an alleged breach of contract. Our Board of Directors has previously determined that the proposed agreement with Dynamo had not been authorized by the Board and made an offer of settlement, which was not accepted. Dynamo has advised our company that it believes that agreement is valid, and on November 2, 2006, Dynamo filed a claim in San Diego County state court against us. Litigation can involve complex factual and legal questions and its outcome is uncertain. Although it is not possible at this early stage to predict the likely outcome of this action, an adverse result could have a material adverse effect on us. Any claim that is successfully asserted against us could result in significant damage claims and other losses. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations, which adversely affect our financial condition, results of operations or cash flows. See the discussion in the section under "Legal Proceedings" for a discussion of the Dynamo dispute.

Below is an amendment and restatement of information set forth in the “Legal Proceedings” section beginning on page 30 of the prospectus.

LEGAL PROCEEDINGS

Our previously disclosed expression of intent to enter an agreement with Dynamo Energy Corporation, a Canadian corporation (“Dynamo”), to obtain a right of first refusal on Dynamo’s prospects was never formalized by a signed agreement. On September 16, 2005 our Board determined that the proposed agreement with Dynamo had not been authorized by the Board and made an offer of settlement to Mr. Vandergrift, which was not accepted. Mr. Vandergrift has since resigned as a member of our Board of Directors.

On November 2, 2006, Dynamo filed a lawsuit for breach of contract, restitution and declaratory relief in the Superior Court of the State of California, County of San Diego. In the complaint, Dynamo alleges that we adopted and are a party to a written contract dated October 12, 2004 with Dynamo and that we breached our obligations under the contract. Dynamo alleges that the contract provided that in exchange for Dynamo providing opportunities to us to acquire various oil and gas companies and oil and gas projects, Dynamo would be entitled to receive fees for acquisitions made through Dynamo’s introductions of our company to oil and gas opportunities.  Dynamo claims that we are obligated to pay certain fees to Dynamo in connection with our acquisition of certain oil and gas interests. Dynamo is claiming damages estimated at billions of dollars for breach of contract and is also claiming that Dynamo is entitled to restitution and declaratory relief.

As previously disclosed, our Board had determined that the proposed agreement with Dynamo had not been authorized by the Board. We intend to vigorously defend this lawsuit. Although it is impossible to predict with certainty the outcome of this proceeding, or the outcome of any litigation, we are confident in the merits of our defense and do not anticipate an unfavorable outcome.

From time to time, we receive claims of and become subject to commercial litigation related to the conduct of our business. Such litigation could be costly and time consuming and could divert our management and key personnel from our business operations. The uncertainty of litigation increases these risks. In connection with such litigation, we may be subject to significant damages or equitable remedies relating to the operation of our business. Any such litigation may materially harm our business, results of operations and financial condition.